Chart Acquisition Corp.
75 Rockefeller Plaza, 14th Floor, New York, New York 10019

July 18, 2012

VIA EDGAR
Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp. Amendment No. 8 to Registration Statement on Form S-l File No. 333-177280

Dear Mr. Dobbie:

Chart Acquisition Corp. (the “Company”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 17, 2012 regarding our Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on July 17, 2012. A marked version of Amendment No. 8 to the Registration Statement (“Amendment No. 8”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

Management’s Discussion and Analysis, page 67

Results of Operations and Known Trends or Future Events, page 68

1.
Please expand your discussion in the second paragraph to also disclose the fact that you may take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) until the first to occur of the date you (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Clarify the fact that, upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently-issued accounting standard.

Response:  The Company has expanded the disclosure in Amendment No. 8 relating to the extended transition period in accordance with the Staff’s comments.

2.
As a related matter, please refer to the discussion of the extended transition period under Risk Factor, “We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive,” on page 49. Please expand that discussion also to provide a cross-reference to Management's Discussion and Analysis - Results of Operations and Known Trends or Future Events for a further discussion of this exemption.

Response:  The Company has expanded the disclosure in Amendment No. 8 by providing a cross-reference to “Management's Discussion and Analysis - Results of Operations and Known Trends or Future Events” in accordance with the Staff’s comments.

Notes to Financial Statements, page F-7

3.
Please include note disclosure regarding the unaudited interim financial statements as to whether all adjustments, of a normal recurring nature, in the opinion of management, necessary to a fair statement have been made. See Rule 10-01(b)(8) of Regulation S-X.

Response:  The Company notes the Staff’s comment and has added note disclosure in Amendment No. 8 in accordance with Rule 10-01(b)(8) of Regulation S-X.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., Douglas S. Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours, /s/ Christopher Brady Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)